SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

STEALTHGAS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y81669 10 6

(CUSIP Number)

Harry N. Vafias

c/o StealthGas Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

011 30210 625 0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Finn Murphy, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

(212) 459-7257

November 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y81669 10 6	13D

1	NAME OF REPORTING PERSONS Flawless Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,105,453
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,105,453
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,105,453
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.1%*
14	TYPE OF REPORTING PERSON (see instructions) OO

*	Based on 35,309,326 shares of common stock outstanding as reported in the Report on Form 6-K of the Company filed with the SEC on November 1, 2023.

CUSIP No. Y81669 10 6	13D

1	NAME OF REPORTING PERSONS Harry N. Vafias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,208,069*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,208,069*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,208,069*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.1%**
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Includes 699,000 restricted shares outstanding as of the date hereof and excludes 250,000 shares issuable upon exercise of unvested stock options. Of these restricted shares, 449,000 vest on November 24, 2023, 125,000 vest on February 21, 2024 and 125,000 vest on February 21, 2025. Of these stock options, 50% vest on February 21, 2024 and 50% of which vest on February 21, 2025. These shares remain subject to forfeiture if the time-based vesting conditions are not satisfied.

**	Based on 35,309,326 shares of common stock outstanding as reported in the Report on Form 6-K of the Company filed with the SEC on November 1, 2023.

AMENDMENT NO. 4 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 4 to the Statement on Schedule 13D originally filed on February 5, 2018, as amended by Amendment No. 1 on March 27, 2020, Amendment No. 2 on June 1, 2021 and Amendment No. 3 on May 31, 2023 (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of StealthGas Inc., a Marshall Islands corporation (the “Company”), and is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation (“Flawless”), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the “Reporting Persons”).

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

This Amendment No. 4 is being filed by the Reporting Persons to update the percentage of Common Stock of the Company beneficially owned by the Reporting Persons, including to reflect the number of shares of Common Stock outstanding reported by the Company on November 1, 2023, reflecting repurchases under the Company’s common stock repurchase program. This Amendment No. 4 also reflects that, on August 2, 2023, Mr. Vafias exercised vested stock options to acquire 250,000 shares of Common Stock with an exercise price of $2.99 per share, for an aggregate acquisition price of $747,500.

(a) See Items 11 and 13 on the cover pages to this Amendment No. 4 for the aggregate number and percentage of the class of Common Stock owned by each Reporting Person.

(b) Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.

(c) No transactions in the Company’s Common Stock by the Reporting Persons were effected in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated November 3, 2023, among Flawless Management Inc. and Harry N. Vafias.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2023

FLAWLESS MANAGEMENT INC.

By:	/s/ Harry N. Vafias
Harry N. Vafias President

/s/ Harry N. Vafias
Harry N. Vafias

EXHIBIT INDEX

The following is filed as an Exhibit to this Schedule 13D:

Exhibit 1: Joint Filing Agreement, dated November 3, 2023, between Flawless Management Inc. and Harry N. Vafias.